SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K


        /X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended December 31, 1993

               or
        / /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the transition period from ____________________ to______________________

   Commission File Number:  0-17873

             A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  THE KEARNEY & TRECKER RETIREMENT SAVINGS PLAN

             B.   Name of issuer of the securities held
                  pursuant to the plan and the address of its principal executive office:

                             GIDDINGS & LEWIS, INC.
                                 142 Doty Street
                          Fond du Lac, Wisconsin  54935

                              REQUIRED INFORMATION

             The following financial statements and schedules of The Kearney & Trecker Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith. [Financial statements and schedules accompanying the filing made with the Securities and Exchange Commission via EDGAR were filed in hard copy under cover of Form SE.]

                                   SIGNATURES

             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Giddings & Lewis, Inc. Pension Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fond du Lac, and State of Wisconsin, on this 28th day of June, 1994.

                                 THE KEARNEY & TRECKER RETIREMENT
                                  SAVINGS PLAN



                                 /s/ Joseph R. Coppola
                                 Joseph R. Coppola


                                 /s/ Thomas W. Grebe
                                 Thomas W. Grebe


                                 /s/ Paul G. Holland
                                 Paul G. Holland


                                 /s/ Robert D. Kamphuis
                                 Robert D. Kamphuis


                                 /s/ Gary L. Kastein
                                 Gary L. Kastein


                                 /s/ Robert N. Kelley
                                 Robert N. Kelley


                                 /s/ Richard C. Kleinfeldt
                                 Richard C. Kleinfeldt


                                 The foregoing persons are all of the members of the Giddings & Lewis, Inc. Pension Committee which is the administrator of The Kearney & Trecker Retirement Savings Plan.

                                  EXHIBIT INDEX

                  THE KEARNEY & TRECKER RETIREMENT SAVINGS PLAN

                                    FORM 11-K


   Exhibit No.                                       Exhibit

      (23)                                           Consent of
                                                     Ernst & Young